Exhibit 99.2

Universe Pharmaceuticals INC (the “Company”)

PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated September 3, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 27, 2023, at 10:00 a.m., Beijing time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the proposals.

September 27, 2024

THE BOARD RECOMMENDS A VOTE FOR
ALL THE PROPOSALS.

I. It is resolved as an ordinary resolution to re-elect Gang Lai as a director of the Company to hold office until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

II. It is resolved as an ordinary resolution to re-elect Lin Yang as a director of the Company to hold office until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

III. It is resolved as an ordinary resolution to re-elect Jiawen Pang as a director of the Company to hold office until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

IV. It is resolved as an ordinary resolution to re-elect Ding Zheng as a director of the Company to hold office until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

V. It is resolved as an ordinary resolution to re-elect Yongping Yu as a director of the Company to hold office until the next annual general meeting of the Company

___ FOR	___ AGAINST	___ ABSTAIN

VI. It is resolved as an ordinary resolution that the Company’ s authorized share capital be increased, effective immediately, from US$3,125,000 divided into 150,000,000 Ordinary Shares of par value US$0.01875 each and 16,666,666.6666 preferred shares (the “Preferred Shares”) of par value US$0.01875 each, to US$140,625,000 divided into 6,750,000,000 Ordinary Shares of par value US$0.01875 each and 750,000,000 Preferred Shares of par value US$0.01875 each (the “Authorized Share Capital Increase”)

___ FOR	___ AGAINST	___ ABSTAIN

VII. It is resolved as a special resolution that, subject to and immediately following the Authorized Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorized Share Capital Increase (in the form set out in Annex A) (the “Fifth Amendment and Restatement of the MoA”)

___ FOR	___ AGAINST	___ ABSTAIN

VIII. It is resolved, as an ordinary resolution, that

1.      conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.      the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 15 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b.      no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

c.      any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

2.      the Effective Date must be a date before the Company’s next annual general meeting of shareholders; and

any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

___ FOR	___ AGAINST	___ ABSTAIN

IX. It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation (the “Sixth Amendment and Restatement of the MoA”)

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Universe Pharmaceuticals INC. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy
Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received on or before 10:00 a.m. Beijing Time on September 25, 2024 or 48 hours before any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

_______________________________________

Signature of Joint Shareholder

_______________________________________

Dated: